Ecopetrol Announces Its Results for the Third Quarter of 2013

•	The financial results of the third quarter were the strongest of the past six quarters, driven by production growth, stable hydrocarbon prices and the devaluation of the Colombian peso.

•	Ecopetrol S.A.’s net income in the third quarter of 2013 was COP$ 3.97 trillion, rising 22.1% compared to the second quarter of 2013 and 22.4% compared to the third quarter of 2012. EBITDA margin was 50% both in the quarter and in the January-September period.

•	Average production for the third quarter 2013 (Ecopetrol S.A., including its interest in affiliates and subsidiaries) reached a record of 800.4 mboed1 , a 7.7% increase compared to the third quarter of 2012. For the January-September 2013 period, the average production was 790.7 mboed, growing 5.4% compared to the same period of 2012.

BOGOTA, October 30, 2013. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the third quarter of 2013, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Some figures in this release are presented in U.S. dollars (US$), as indicated. The financial results in the main body of this report have been rounded to one decimal place. Figures presented in COP$ billion are equivalent to COP$1 thousand million (COP$1,000,000,000). Additionally, some 2012 figures have been reclassified to be comparable to those of 2013.

Highlights of Ecopetrol S.A.’s financial results

Unconsolidated
(COP$ Billion)	3Q 2013 *	2Q 2013*	Var. %	3Q 2012	Var. % **	Jan-Sep 2013*	Jan-Sep 2012	Var. %
Total sales	16,218.4	15,322.7	5.8%	14,228.7	14.0%	46,313.0	44,470.3	4.1%
Operating profit	5,497.5	4,907.1	12.0%	4,550.5	20.8%	15,550.0	16,630.8	(6.5%)
Net Income	3,973.8	3,253.8	22.1%	3,247.6	22.4%	10,723.4	11,266.3	(4.8%)
Earnings per share (COP$)	96.65	79.13	22.1%	78.99	22.4%	260.80	274.00	(4.8%)
EBITDA	8,181.1	7,302.1	12.0%	6,523.4	25.4%	23,229.1	22,566.7	2.9%
EBITDA Margin	50%	48%		46%		50%	51%

Consolidated
(COP$ Billion)	3Q 2013 *	2Q 2013*	Var. %	3Q 2012	Var. % **	Jan-Sep 2013*	Jan-Sep 2012	Var. %
Total sales	18,127.2	17,595.6	3.0%	16,556.7	9.5%	52,468.5	51,093.8	2.7%
Operating profit	6,144.0	5,927.2	3.7%	5,172.1	18.8%	17,625.1	18,019.1	(2.2%)
Net Income	3,860.7	3,407.5	13.3%	3,227.1	19.6%	10,680.0	11,158.2	(4.3%)
EBITDA	7,999.7	7,516.1	6.4%	6,643.1	20.4%	23,112.3	22,640.7	2.1%
EBITDA Margin	44%	43%		40%		44%	44%

* Not audited

** Between 3Q 2013 and 3Q 2012

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

1 Thousands of barrels of oil equivalent per day

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In the opinion of Ecopetrol S.A.’s CEO, Javier Gutiérrez:

“In the third quarter of 2013, we obtained positive operating and financial results, driven by increasing levels of production, favorable hydrocarbon prices and the devaluation of the peso/dollar exchange rate. However, we continued to face a challenging environment mainly because of attacks on the transportation infrastructure and some blockades of operations.

I would like to highlight the following aspects:

Hydrocarbon production reached a new record during this quarter, with an average of 800.4 mboed, which is mainly attributable to the growth of the Chichimene, Apiay, Quifa and Rubiales fields.

The Guainiz-1 well proved presence of hydrocarbons. This is the third discovery in block CPO-10, located in Meta Province in Colombia, in which Ecopetrol holds a 100% stake. The well produced crude of 14.4° API with a water cut of 8%. The discovery brings Ecopetrol’s group success rate in Colombia to 83%, since the beginning of 2013.

Construction and line filling of the Bicentenario Oil Pipeline was completed. Additionally, the company continued expanding other oil and product pipelines. Refining modernization projects advanced according to plans.

Financial results were the best of the past six quarters. I highlight the 22% growth in net income compared to the third quarter of last year and the EBITDA margin of 50% in both the quarter and the January-September period.

As I mentioned in the prior quarter, we continued implementing cost control initiatives in all segments of our operations, especially with respect to well maintenance, energy consumption, procurement, and refinery maintenance.

The company carried out successful bond offerings in the Colombian and international capital markets, raising approximately COP$5.6 trillion in favorable terms.

Regarding sustainability, for the third straight year we have been included in the Dow Jones Sustainability World index, and are among the top 10% of companies with the best sustainability performance out of a total of 2,500 publicly traded companies that are part of the Dow Jones world index.

To conclude, I would like to express my satisfaction and optimism given the results of the quarter”.

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Ecopetrol presents its results for the third quarter of 2013

Table of Contents

I.	Financial Results		4
	a.	Availability of Crude, Natural Gas and Products	4
	b.	Sales Volumes	5
	c.	Crude, Product and Natural Gas Prices	6
	d.	Financial Results	7
	e.	Cash Flow	10
	f.	Balance Sheet	11
	g.	Financing	12
	h.	Risk rating	12
II.	Consolidated Financial Results		13
	a.	Segment results	14
III.	Operating Results		17
	a.	Investment plan	17
	b.	Exploration	17
	c.	Production	19
	d.	Refining	20
	e.	Transportation	22
	f.	Biofuels	23
IV.	Organizational Consolidation and Corporate Governance		24
	a.	Organizational consolidation	24
	b.	Corporate responsibility	24
	c.	Corporate governance	24
V.	Third Quarter Results Conference Calls		25
VI.	Additional Exhibits		26
VII.	Exhibits of Subsidiary Results and Shareholder Interest		32

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I.	Financial Results

a.	Availability of Crude, Natural Gas and Products

The availability of Ecopetrol S.A. crude, natural gas and products were the following:

Ecopetrol S.A. (unconsolidated)

1) Crude Oil (mbod)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
(+) Net Production	530.6	495.8	7.0%	525.1	498.9	5.3%
(+) Purchases*	193.4	201.5	(4.0%)	193.1	198.2	(2.6%)
(+) Diluent	70.6	62.5	13.0%	66.8	63.3	5.5%
Total	794.6	759.8	4.6%	785.0	760.4	3.2%

2) Natural Gas (mboed)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
(+) Net Production	110.5	87.5	26.3%	106.3	88.7	19.8%
(+) Purchases*	8.4	12.8	(34.3%)	9.6	22.5	(57.4%)
Total	118.9	100.3	18.6%	115.9	111.2	4.2%

3) Products (mbd)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
(+) Production	216.2	231.5	(6.6%)	218.5	219.7	(0.6%)
(+) Local Purchase	5.3	4.8	9.6%	5.9	6.1	(3.0%)
(+) Imports	73.4	41.2	78.1%	60.2	51.1	17.8%
Total	294.9	277.5	6.3%	284.6	276.9	2.8%

* Includes royalties from the National Hydrocarbon Agency (Agencia Nacional de Hidrocarburos, ANH), royalties from Ecopetrol and other companies, and local purchases from third parties

The main events of third quarter 2013 were:

•	Higher crude oil production (+34.8 mbod): increase in production from fields (owned by Ecopetrol and under association contracts), primarily in the Llanos region.

•	Lower purchases of crude oil (-8.1 mbod):

o	Decreasing purchases due to lower transport capacity available in the Ocensa pipeline (new allocation guidelines): (-13.4 mbod).

o	Higher royalty purchases driven by the increase in the Colombian crude production: (+5.3 mbod).

•	Decreased purchases of natural gas (-4.4 mboed):

o	Higher availability of gas from the Cupiagua field due to a reduction in royalties, from 32% to 6%: (-2.8 mboed).

o	Decreased purchases in Colombia (-1.6 mboed) due to the deliveries of other producers in Cusiana and Guajira fields, explained by operational balancing agreements.

•	Increased purchases of the following products in Colombia (+0.5 mboed):

o	Jet fuel (supplied by Refineria de Cartagena S.A.): higher local demand.

o	Biodiesel B100 (supplied by Ecodiesel S.A.): higher local demand for diesel.

•	Increased product imports (+32.2 mbd):

o	Low sulfur content diesel: 1) higher demand; and 2) lower production at the Barrancabermeja refinery due to a heavier feedstock.

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b.	Sales Volumes

The following is a summary of sales volumes:

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (mboed)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 13	Jan-Sep 12	∆ (%)
Crude Oil	30.3	11.9	154.6%	29.8	10.1	195.0%
Natural Gas	64.9	52.7	23.1%	63.0	57.9	8.8%
Gasoline	69.6	63.1	10.3%	68.9	66.4	3.8%
Medium Distillates	119.5	115.0	3.9%	115.9	112.1	3.4%
LPG and Propane	15.0	14.5	3.4%	14.5	15.5	(6.5%)
Fuel Oil	2.1	2.1	0.0%	1.9	2.0	(5.0%)
Industrial and Petrochemical	14.3	13.8	3.6%	13.2	13.6	(2.9%)
Total Local Sales	315.7	273.1	15.6%	307.2	277.6	10.7%

Export sales volume (mboed)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 13	Jan-Sep 12	∆ (%)
Crude Oil	454.4	425.7	6.7%	456.1	441.1	3.4%
Products	60.5	53.6	12.9%	59.1	53.0	11.5%
Natural Gas	26.1	15.8	65.2%	24.4	23.8	2.5%
Total Export Sales	541.0	495.1	9.3%	539.6	517.9	4.2%

Sales to free trade zone (mboed)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 13	Jan-Sep 12	∆ (%)
Crude Oil	57.9	70.3	(17.6%)	67.7	70.2	(3.6%)
Products	0.7	2.9	(75.9%)	1.6	3.0	(46.7%)
Natural Gas	3.0	6.0	(50.0%)	2.9	4.7	(38.3%)
Total sales to free trade zone	61.6	79.2	(22.2%)	72.2	77.9	(7.3%)

Total sales volume	918.3	847.4	8.4%	919.0	873.4	5.2%

b.1) Market in Colombia: Sales to the Colombian market comprised 41% of total sales in the third quarter of 2013 (34% excluding sales to free trade zones):

The increase in local sales volumes in the third quarter of 2013 is explained mainly by:

•	Crude (+18.4 mbod): higher sales in the local market used for marine fuels, given restrictions on oil pipeline export capacity.

•	Natural Gas (+12.2 mboed): new clients (industrial) and rising demand from thermal electrical generators due to lower hydric reserves.

•	Gasoline (+6.5 mbod): increase in demand from wholesalers.

•	Medium distillates: (+4.5 mbod):

o	Diesel (+1.3 mbod): increase in demand.

o	Jet fuel (+3.2 mbod): higher demand due to an increase in airline frequencies.

•	LPG and Propane (+0.5 mbod): Sales were consistent with the yearly trend, which declined because of the arrival of other non-regulated competitors. However, in the third quarter of last year there was less availability of the Cusiana product resulting in a slight increase in the third quarter of 2013 compared with the same period of 2012.

•	Industrial and petrochemical products (+0.5 mboed): higher demand for asphalt from infrastructure projects.

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b.2) International market: Sales to the international market comprised 59% of total sales in the third quarter of 2013 (66% including sales to free trade zones: Reficar, Celsia and Comai):

The higher exported volume by Ecopetrol during the third quarter 2013 is explained mainly by:

•	Crude (+28.7 mbod): higher production of Ecopetrol and royalty purchases (agreement with ANH).

•	Products (+6.9 mbod): higher fuel oil production in the Barrancabermeja refinery due to the use of heavier crude feedstock.

•	Natural Gas (+10.3 mboed): new production in the Riohacha field (starting Aug. 2013).

However, sales volumes to free trade zones fell due to:

•	Crude (-12.4 mbod): decreased deliveries to Reficar owing to the unscheduled turnaround at the crude unit, and restrictions in the delivering planned crudes.

•	Products (-2.2 mbod): lower deliveries of propylene due to reduced availability at the Barrancabermeja refinery.

•	Natural Gas (-3.0 mboed): lower demand from Celsia and Reficar (turnarond of the crude unit).

The following is a summary of the main destinations of Ecopetrol’s crude and product exports. This data excludes natural gas exports to Venezuela and volumes sold to Hocol S.A. and other third parties. Export volumes of crudes to Asia, and of products to the Caribbean, increased during the third quarter of the year.

Export destinations - Crudes
Destination	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
U.S. Gulf Coast	41.5%	49.1%	42.5%	50.1%
Asia	34.0%	14.6%	34.1%	17.7%
Europe	9.4%	8.3%	7.9%	7.5%
Central America / Caribbean	5.4%	9.0%	6.3%	5.8%
South America	4.7%	1.7%	3.7%	4.1%
U.S. West Coast	3.0%	10.3%	4.0%	10.2%
U.S. Atlantic Coast	2.0%	3.1%	1.5%	2.9%
Africa	0.0%	2.6%	0.0%	0.8%
Canada	0.0%	1.3%	0.0%	0.9%
	100.0%	100.0%	100.0%	100.0%

Export destinations - Products
Destination	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Asia	41.0%	56.8%	46.8%	50.7%
Central America / Caribbean	46.6%	20.7%	39.1%	20.3%
U.S. Atlantic Coast	12.4%	16.2%	14.1%	19.2%
U.S. Gulf Coast	0.0%	6.3%	0.0%	9.7%
U.S. West Coast	0.0%	0.0%	0.0%	0.1%
	100.0%	100.0%	100.0%	100.0%

c.	Crude, Product and Natural Gas Prices

Prices of crude references (average, (US$/Bl)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)

Brent	109.7	109.4	0.2%	108.5	112.2	(3.3%)
MAYA	99.3	97.5	1.9%	99.9	101.8	(1.9%)
WTI	105.8	92.2	14.8%	98.2	96.2	2.1%

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Sales price (US$/Bl)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)	Sales volume 3Q 2013	Sales volume Jan-Sep 2013

Crude oil basket	101.1	101.2	(0.2%)	104.6	99.2	5.5%	542.7	553.7
Products basket	110.1	109.3	0.7%	114.0	109.8	3.9%	281.6	275.0
Natural gas basket	27.3	27.9	(2.0%)	27.9	27.6	0.8%	94.0	90.4

Crude:

Between the third quarter of this year and the same period of last year, the sale price of the crude basket remained relatively stable as a result of:

•	Higher price of heavy crude (Maya crude rose US$1.9 per barrel and narrowed its spread versus Brent) caused by the cease of operations of terminals in Mexico due to adverse weather conditions.

•	Lower price of the international fuel oil index (-US$4.3 per barrel), which is the benchmark for crude sold in the Colombia.

During the third quarter of the year, the crude oil export basket of Ecopetrol was indexed to Brent (68%) and Maya (32%).

Products:

The price of the product basket remained relatively stable during the third quarter of 2013, compared to the same period of last year. International prices rose in July and were offset by the decline in August and September, particularly that of gasoline.

Natural gas:

The sales price for export and free trade zones were driven by the lower price of Guajira gas, which is indexed to the Fuel Oil 1% USGC .

d.	Financial Results

Unconsolidated Income Statement

(COP$ Billion)	3Q 2013*	3Q 2012	∆ ($)	∆ (%)	Jan-Sep 2013*	Jan-Sep 2012	∆ ($)	∆ (%)
Local Sales	5,244.2	4,395.5	848.7	19.3%	14,729.4	13,622.5	1,106.9	8.1%
Export Sales	9,306.7	8,094.8	1,211.9	15.0%	26,510.0	25,690.6	819.4	3.2%
Sales to free trade zone	1,123.8	1,297.3	(173.5)	(13.4%)	3,744.8	3,940.3	(195.5)	(5.0%)
Sales of services	543.7	441.1	102.6	23.3%	1,328.8	1,216.9	111.9	9.2%
Total Sales	16,218.4	14,228.7	1,989.7	14.0%	46,313.0	44,470.3	1,842.7	4.1%
Variable Costs	8,096.4	6,823.8	1,272.6	18.6%	22,491.2	19,893.6	2,597.6	13.1%
Fixed Costs	2,103.9	1,941.4	162.5	8.4%	5,868.4	5,146.3	722.1	14.0%
Cost of Sales	10,200.3	8,765.2	1,435.1	16.4%	28,359.6	25,039.9	3,319.7	13.3%
Gross profit	6,018.1	5,463.5	554.6	10.2%	17,953.4	19,430.4	(1,477.0)	(7.6%)
Operating Expenses	520.6	913.0	(392.4)	(43.0%)	2,403.4	2,799.6	(396.2)	(14.2%)
Operating Profit	5,497.5	4,550.5	947.0	20.8%	15,550.0	16,630.8	(1,080.8)	(6.5%)
Non Operating Profit/Loss	527.0	158.2	368.8	233.1%	902.8	23.5	879.3	3,741.7%
Income tax	2,050.7	1,461.1	589.6	40.4%	5,729.4	5,388.0	341.4	6.3%
Net Income	3,973.8	3,247.6	726.2	22.4%	10,723.4	11,266.3	(542.9)	(4.8%)

Earnings per share (COP$)	96.65	78.99		22.4%	260.80	274.00	(13.20)	(4.8%)
EBITDA	8,181.1	6,523.4		25.4%	23,229.1	22,566.7	662.40	2.9%
EBITDA Margin	50%	46%			50	51

* Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

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The following is an explanation of the main variations in results:

Operating income for the third quarter 2013 increased 14% (+COP$1,989.7 billion), despite a 1.1% reduction in average sale price compared to the same period of 2012, due to:

•	Increased crude sales volume (+34.8 mbod): +COP$1,118 billion.

•	Higher COP$/US$ exchange rate: +COP$534 billion.

Cost of sales in the third quarter of 2013 increased by 16% compared to the same period of 2012, as a result of increases in variable and fixed costs, as explained below.

•	Variable costs: increased 19% (+COP$1.27 trillion) explained by:

o	Higher hydrocarbon transport costs resulting from to: 1) higher fees payed to Cenit, and 2) increasing use of tank cars to transport diluent and crude oil: +COP$836 billion.

o	Rising crude, gas and product purchases (+ COP$766 billion) as a result of:

▪	Increase of 38.3 mbopd of purchased volumes (mainly imports) of: 1) diluent naphtha due to the increase in heavy crude production: 2) diesel to meet increasing national demand and replenish strategic stocks, and lower production at the Barrancabermeja refinery due to turnarounds, 3) gasoline for local market (heavier feedstock for the refineries reduced its production), replenishing strategic storage levels, and 4) petrochemical and industrial products (polyethylene and lubricant bases) for local market: +COP$852 billion.

▪	The 6.1% devaluation of the COP/US$ exchange rate: +COP$324 billion.

▪	Lower average purchase prices (-US$3.0/barrel) in the third quarter of 2013 (compared to the same quarter of 2012): -COP$410 billion.

o	Higher amortization and depletion costs of fields driven by the higher productions at the Rubiales, Quifa, Castilla and Chichime fields, in addition to an increase in investments to raise production: +COP$134 billion.

o	Higher inventories: -COP$502 billion.

•	Fixed costs: growth of 8% (+COP$163 billion) as a result of:

o	Rising contracted services (leasing, professional services, primarily technology services, and surveillance services): +COP$65 billion.

o	Higher contracted services partnerships primarily in the Rubiales and Quifa fields due to 1) increased subsoil maintenance activity, 2) increased staff, 3) lease of injection and environmental control equipment: +COP$59 billion.

o	Increase in labor costs due to: 1) increase in operations staff, 2) yearly wage increase in July 2013: +COP$36 billion.

o	Higher costs from the recent tax reform by which gasoline and diesel, previously taxed, are now exempt from value added tax (VAT). As a result, the VAT paid in the production of those fuels is non-deductible starting 2013 and should be accounted as a higher cost: +COP$21 billion.

Total fixed costs due to attacks on transportation infrastructure from January to September 2013, amounted to approximately COP$ 43 billion. This cost includes repairs to pipelines, equipment lease, transportation services and environmental effects, among others.

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Operating expenditures decreased 43% (-COP$392 billion) in the third quarter of 2013 compared to the same period in 2012, principally due to:

•	Lower labor costs explained by the reestimation of the variable compensation bonus, which was less than estimated due to fatalities: -COP$24 billion.

•	Decreasing transport costs from the ending of third party gas delivery contracts: -COP$35 billion.

•	Lower costs from theft and attacks: -COP$25 billion.

•	Lower lawsuit provisions (–COP$365 billion) from : 1) -COP$220 billion from the favorable ruling in the Aguazul Tauramena lawsuit; 2) -COP$10 billion from lower lawsuit provisions; and 3) –COP$ 228 billion from lower lawsuit provisions; 4) –COP$ 47 billion from PPE provisions; and 5) +COP$140 billion from increased expenditures on pension commutation.

•	Higher exploratory expenditures: +COP$42 billion.

•	Higher general expenses amounting to COP$25 billion mainly due to: 1) materials and supplies (+COP$13 billion), 2) transfers to costs associated with project and services estimates (+COP$7 billion), and 3) hydrocarbon theft control programs and social investment programs amounting to (+COP$6 billion).

In the second quarter of 2013 the financial transactions tax and the equity tax were reclassified as operating expenses, given that such payments are considered permanent or recurring and closely related to the operation in Colombia. This reclassification is included in all of the periods presented in this report, and complies with the specific accounting guidelines on reclassifying such taxes as operating expenses, issued by Colombia’s General Accounting Office.

Operating margin increased to 34%, compared to 32% for the same period in 2012.

The non-operating result had a gain of COP$527 billion in the third quarter 2013, rising COP$369 billion (233%), compared to the same period of last year, explained by:

•	+COP$390 billion from non-operational income, mainly: 1) +COP$47 billion from the arbitrage decision in the Quifa contract; 2) COP$208 billion in recoveries of the retiree health-related provision, 3) COP$116 billion from inventory surpluses, and 4) COP$19 billion from the settlement of agreements, expense legalizations, partnership contract expenses and indemnities.

•	+COP$37 billion: higher income from subsidiaries and affiliates (equity method).

•	+COP$23 billion: lower retiree expenses (amortization of the actuarial calculation).

•	-COP$33 billion: lower mark to market of financial assets (adverse financial markets).

•	–COP$45 billion: bond offering underwriter fees and lower interests and yields.

Income from subsidiaries and affiliates (accounted according to the equity method) increased COP$37 billion, as the result of:

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•	Transport (+COP$215 billion): higher revenues driven by fees set by the Ministry of Mines and Energy in Ocensa and ODC pipelines, as well as the income from Cenit.

•	Refining (-COP$139 billion): principally from: 1) Larger losses in Reficar (-COP$130 billion) owing to decreased sales caused by a shutdown at the crude and viscosity reduction plant and the cracking unit. The quality of light feedstock available at the refinery limited the production of medium distillates. 2) Lower income in Propilco S.A (-COP$16 billion) largely due to the higher cost of imported propylene (raw material).

•	Exploration and production (-COP$33 billion): primarily from: 1) Decrease in Equion’s income (-COP$29 billion) caused by a reduction in production of the Piedemonte and Cusiana fields, 2) Decrease in Hocol Petroleum Limited revenue (-COP$18 billion) as a result of the termination of the Palermo partnership (and the transfer of rights to Ecopetrol) and a decline of the Ocelote field’s production, and 3) Reduction of COP$11 billion in the loss of Ecopetrol América Inc.

Equity Method: Net income per segment
(COP$ billion)
	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Exploration and Production	107.9	140.7	101.9	496.2
Refining	(129.8)	9.1	(304.9)	(30.6)
Transportation	347.2	131.8	916.0	181.7
Corporate	22.9	29.2	68.1	75.1
Total	348.2	310.8	781.1	722.4

The 40% increase (+COP$590 billion) in the income tax expense in the third quarter of 2013 compared to the same quarter of 2012 is explained primarily by the increase in operating income and the impact of the tax reform approved in December of 2012 (CREE tax). The tax provision was accounted at an effective rate of 34% compared to 31% in third quarter 2012. As of September 2013, the income tax effective rate was 35%.

Ecopetrol’s third quarter 2013 net income rose 22.4% compared to the third quarter of 2012.

EBITDA in the third quarter of 2013 increased 25.4% versus the same period in 2012, and EBITDA margin was 50%, compared to 46% in the third quarter of last year.

e.	Cash Flow

COP$ Billion*	3Q 2013	3Q 2012	Jan-Sep 13	Jan-Sep 12
Initial Cash	4,216.8	9,272.4	10,693.1	9,238.0
Cash generated from operations (+)	16,351.3	13,948.1	47,125.8	45,294.9
Cash used in operations (-)	(11,032.1)	(8,101.5)	(36,398.7)	(31,600.6)
Capex (-)	(3,392.3)	(2,485.4)	(9,520.7)	(6,019.6)
Acquisitions (-)	-	-	-	-
Dividend payments (-)	(1,580.0)	(3,500.0)	(8,452.3)	(8,419.3)
Equity offering (+)	-	3.0	-	169.8
New debt (+)	6,021.1	-	6,305.9	-
Other inflows (+/-)	206.2	193.7	686.8	1,110.3
Fx differences (+)	(423.7)	36.9	(72.6)	(406.4)
Final Cash	10,367.3	9,367.2	10,367.3	9,367.1

*For reporting purposes, balances in US$ are estimated in COP$ on a monthly base using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter.

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As of September 30, 2013, Ecopetrol had COP$10.367 billion in cash and portfolio investments (54.4% denominated in U.S. dollars).

f.	Balance Sheet

Unconsolidated Balance Sheet

(COP$ Billion)	September 30, 2013	June 30, 2013	∆ $	∆ (%)
Current Assets	25,828.9	17,993.6	7,835.3	43.5%
Long Term Assets	83,766.7	80,431.1	3,335.6	4.1%
Total Assets	109,595.6	98,424.7	11,170.9	11.3%
Current Liabilities	21,376.3	20,948.7	427.6	2.0%
Long Term Liabilities	22,967.7	16,999.4	5,968.3	35.1%
Total Liabilities	44,344.0	37,948.1	6,395.9	16.9%
Equity	65,251.6	60,476.6	4,775.0	7.9%
Total Liabilities and Equity	109,595.6	98,424.7	11,170.9	11.3%

Debit Memorandum accounts	142,411.6	141,851.8
Credit Memorandum accounts	129,520.7	128,626.9

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

The main variations in assets during the quarter were based on:

•	Increase in cash and cash equivalents and temporary investments (+COP$6,715 billion), originated largely from: 1) the bond issuance for COP$5,635 billion; 2) additional disbursement of COP$374 billion of the Ex-Im Bank loan facility; 3) higher collection of accounts receivable for COP$393 billion; and 4) dividends received from Inversiones de Gases de Colombia and Propilco S.A. of COP$31 billion.

•	Higher non-current investments (+COP$1,307 billion) explained by: 1) a capitalization in Andean Chemicals Limited, of COP$1,066 billion (modernization of Reficar), and another in Ecopetrol Global Energy, of COP$94.4 billion (drilling in U.S. and Brazil) ; 2) a higher investment value in the equity method of COP$455 billion, partially offset by 3) sale of securities for COP$-246 billion.

o	Increase in property, plant and equipment (+COP$1,209 billion), principally the result of: 1) capitalization of fixed assets of COP$463 billion; 2) construction of facilites for COP$755 billion; and 3) surplus of inventories for COP$283 billion; offset by 4) higher depreciation of –COP$366 billion.

•	Increased valuations (+COP$766 billion) as a result of: 1) a valuation of property, plant and equipment from surpluses identified in the physical inventory that was recorded in the third quarter as COP$548 billion; and 2) a valuation of equity investments of COP$218 billion.

At the close of the third quarter, liabilities represented 40% of assets, an increase of COP$6,395.9 billion, mainly reflecting the:

•	Increase in financial obligations of COP$6,043 billion: 1) international bond issuance of US$2,500 million (COP$4,735 billion); 2) internal debt bonds issuance for COP$900 billion; and 3) additional disbursement of the Ex-Im Bank credit facility for COP$374 billion.

•	Increase in taxes, rates and contributions of COP$1,948 billion, the result of: 1) a revenue provision of COP$2,158 billion and 2) payment of equity tax of COP$238 billion.

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•	Payment of dividends to the Nation in September for COP$1,580 billion.

Equity amounted to COP$65,251.6 billion as of September 30, 2013 compared to COP$60,476.6 billion at the end of the second quarter of 2013. This increase was primarily the result of COP$3,973.8 billion in net income generated during the quarter and a surplus to higher valuations of COP$766 billion.

g.	Financing

a) Issuance of debt bonds in Colombia:

•	Principal Amount: COP$900 billion.
•	Date of issuance: August 27, 2013.
•	Amortization: at maturity.
•	Interest payments: semiannual.

Series C: Bonds denominated in pesos
Term:	5 years	10 years	15 years	30 years
Rate:	CPI + 3.79%	CPI + 4.60%	CPI + 4.90%	CPI + 5.15%
Amount (millions):	COP$120,950	COP$168,600	COP$347,500	COP$262,950

b) Issuance of international debt bonds:

•	Principal Amount: US$2,500 million.
•	Date of issuance: September 18, 2013.
•	Amortization: at maturity.

Summary of Ecopetrol S.A. external public debt bonds
Term:	5 years	10 years	30 years
Amount:	US$350 million	US$1,300 million	US$850 million
Coupon rate	4.250%	5.875%	7.375%
Interest payment date:	March 18 and September 18, beginning March 18, 2014	March 18 and September 18, beginning March 18, 2014	March 18 and September 18, beginning March 18, 2014
Maturity date:	September 18, 2018	September 18, 2023	September 18, 2043

h.	Risk rating

The following are the risk ratings in local and foreign currency of Ecopetrol S.A. as of September 30, 2013.

Currency	Agency	Rating	Outlook	Latest update
	Standard & Poor´s	BBB	Stable	April 2013
Foreign	Fitch Ratings	BBB-	Positive	March 2013
	Moody´s	Baa2	Stable	January 2013
Local	Fitch Ratings	AAA	Stable	August 2013

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II.	Consolidated Financial Results[2]

Consolidated Income Statement

(COP$ Billion)	3Q 2013*	3Q 2012	∆ ($)	∆ (%)	Jan-Sep 2013*	Jan-Sep 2012	∆ ($)	∆ (%)
Local Sales	6,260.2	5,335.4	924.8	17.3%	17,690.2	16,283.4	1,406.8	8.6%
Export Sales	11,316.0	10,632.4	683.6	6.4%	33,092.0	33,227.4	(135.4)	(0.4%)
Sales of services	551.0	588.9	(37.9)	(6.4%)	1,686.3	1,583.0	103.3	6.5%
Total Sales	18,127.2	16,556.7	1,570.5	9.5%	52,468.5	51,093.8	1,374.7	2.7%
Variable Costs	8,689.3	7,842.8	846.5	10.8%	24,462.3	23,103.1	1,359.2	5.9%
Fixed Costs	2,534.5	2,386.6	147.9	6.2%	7,073.6	6,426.4	647.2	10.1%
Cost of Sales	11,223.8	10,229.4	994.4	9.7%	31,535.9	29,529.5	2,006.4	6.8%
Gross profit	6,903.4	6,327.3	576.1	9.1%	20,932.6	21,564.3	(631.7)	(2.9%)
Operating Expenses	759.4	1,155.2	(395.8)	(34.3%)	3,307.5	3,545.2	(237.7)	(6.7%)
Operating Profit	6,144.0	5,172.1	971.9	18.8%	17,625.1	18,019.1	(394.0)	(2.2%)
Non Operating Profit/Loss	273.1	(186.3)	459.4	(246.6%)	195.8	(634.6)	830.4	(130.9%)
Income tax	2,352.7	1,595.5	757.2	47.5%	6,609.6	5,850.6	759.0	13.0%
Minority interest	203.7	163.2	40.5	24.8%	531.3	375.7	155.6	41.4%
Net Income	3,860.7	3,227.1	633.6	19.6%	10,680.0	11,158.2	(478.2)	(4.3%)

EBITDA	7,999.7	6,643.1		20.4%	23,112.3	22,640.7	471.6	2.1%
EBITDA Margin	44%	40%			44%	44%

* Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

Consolidated Balance Sheet

(COP$ Billion)	September 30, 2013	June 30, 2013	∆ $	Δ (%)
Current Assets	32,210.2	23,859.3	8,350.9	35.0%
Long Term Assets	94,009.7	90,461.6	3,548.1	3.9%
Total Assets	126,219.9	114,320.9	11,899.0	10.4%
Current Liabilities	25,294.8	24,462.7	832.1	3.4%
Long Term Liabilities	33,331.9	26,873.5	6,458.4	24.0%
Total Liabilities	58,626.7	51,336.2	7,290.5	14.2%
Equity	64,589.2	60,011.6	4,577.6	7.6%
Minority interest	3,004.0	2,973.1	30.9	1.0%
Total Liabilities and Equity	126,219.9	114,320.9	11,899.0	10.4%

Debit Memorandum accounts	154,295.3	153,520.2
Credit Memorandum accounts	134,619.7	128,739.6

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

The highest contributions to total sales among individual subsidiaries (without the effect of eliminations) in the third quarter of 2013 came from Reficar with COP$1,531 billion, Hocol Petroleum Limited with COP$995 billion, Ocensa with COP$648 billion, Equión Energía Limited with COP$461 billion, Propilco S.A. with COP$409 billion, and Ecopetrol America Inc with COP$225 billion.

2For purposes of consolidation of the third quarter, besides Ecopetrol, S.A. results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte and Logística de Hidrocarburos S.A.S. (“Cenit”).

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The highest income in each of the companies of the group came from Ocensa with COP$338 billion, Cenit with COP$318 billion, Equión Energía Limited with COP$145 billion, Hocol Petroleum Limited with COP$105 billion, ODL Finance S.A. with COP$102 billion and ODC with COP$29 billion. The largest losses were reported by Reficar with COP$134 billion, Ecopetrol América Inc. with COP$62 billion, and Ecopetrol Oleo e Gas do Brasil with COP$24 billion.

The increase in Reficar’s losses was the result of a shutdown at the crude plant, which affected use of the viscosity reduction and cracking units. In addition, the light feedstock available forced a reduction in crude throughput.

Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil, Ecopetrol América Inc. and Bioenergy S.A. have not reported earnings yet either because they are in the pre-operating stage or are conducting exploratory activities with no production (with the exception of Ecopetrol América Inc.).

In transport, the consolidation of all affiliates is being carried out at the business group level. Therefore, the financial information presented by Cenit corresponds to this company individually, while the equity method is used for the income of the other transport companies of the business group whose assets have already been transferred to Cenit.

According to the equity method, Offshore International Group had an income of COP$12.1 billion, Invercolsa of COP$4.6 billion, Ecodiesel of COP$2.6 billion and Transgas of COP$1.5 billion.

EBITDA for third quarter 2013 was COP$8.000 billion, equivalent to EBITDA margin of 44%.

a.	Segment results

Quarterly Results by Segment	E&P		Refining & Petrochem.		Transportation and Logistics
COP$ Billion	3Q 2013	3Q 2012	3Q 2013	3Q 2012	3Q 2013	3Q 2012
Local Sales	2,229	2,757	5,472	5,228	61	295
Export Sales	10,698	9,984	1,656	1,991	9	3
Sales of services	15	72	42	6	1,523	794
Total Sales	12,942	12,813	7,170	7,225	1,593	1,092
Variable Costs	5,543	5,591	6,845	6,542	202	137
Fixed Costs	1,358	1,320	514	391	654	676
Cost of Sales	6,901	6,911	7,359	6,933	856	813
Gross profit	6,041	5,902	(189)	292	737	279
Operating Expenses	391	863	258	159	111	134
Operating Profit	5,650	5,039	(447)	133	626	145
Non Operating Loss	125	1	(52)	(113)	169	46
Income tax benefits (expense)	(2,114)	(1,609)	78	48	(317)	(34)
Minority interest	(71)	(99)	0	0	(133)	(64)
Net Income	3,590	3,332	(421)	68	345	93

EBITDA	7,163	6,404	(150)	281	676	228
EBITDA Margin	55.3%	50.0%	(2.1%)	3.9%	42.5%	20.8%

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Accumulated results by segment	E&P		Refining & Petrochem.		Transportation and Logistics
COP$ Billion	Jan-Sep 13	Jan-Sep 12	Jan-Sep 13	Jan-Sep 12	Jan-Sep 13	Jan-Sep12
Local Sales	6,550	7,983	16,003	15,787	431	881
Export Sales	30,951	31,446	5,773	5,852	15	4
Sales of services	59	153	105	23	3,990	2,244
Total Sales	37,560	39,582	21,881	21,662	4,436	3,129
Variable Costs	14,894	15,446	20,466	20,025	409	321
Fixed Costs	3,853	3,583	1,360	1,159	1,871	1,685
Cost of Sales	18,747	19,029	21,826	21,184	2,280	2,006
Gross profit	18,813	20,553	55	478	2,156	1,123
Operating Expenses	1,865	2,200	880	850	562	495
Operating Profit	16,948	18,353	(825)	(372)	1,594	628
Non Operating Profit/Loss	368	(293)	(322)	(88)	148	(111)
Income tax benefits (expense)	(6,146)	(5,949)	320	231	(784)	(133)
Minority interest	(190)	(296)	1	1	(342)	(81)
Net Income	10,980	11,815	(826)	(228)	616	303

EBITDA	21,525	22,113	(89)	448	1,772	1,126
EBITDA Margin	57.3%	55.9%	(0.4%)	2.1%	40.0%	36.0%

Exploration and Production

Revenue of the third quarter of 2013 increased by 1% compared to the same period last year thanks to a 2% recovery in the average export price and a 5.3% increase in crude production.

Cost of sales in the third quarter remained stable due to: 1) a 1% reduction in variable costs, a lower royalty volume and larger inventories, offset by higher transport costs associated with the payment to Ocensa and ODC of fees authorized by the Ministry of Mines and Energy; 2) a 3% increase in fixed costs due to increased operations with associated companies, especially in the Quifa and Rubiales fields, where growth in production and water treatment impacted energy costs, chemical treatment and the use of tanker trucks.

Operating expenditures fell by 55% due to re-estimations of lawsuit provisions during third quarter 2013.

Non-operating income increased in the third quarter of 2013 on account of higher earnings recorded from the recovery of pension provisions.

The income tax expenditure of the third quarter of the year was 31% higher than that of the same period of last year, due to improved results and a higher effective tax rate.

Finally, net income increased by 8% and EBITDA increased by 12%, compared with the third quarter of 2012.

Refining and Petrochemicals3

Revenues decreased 1% from the same period last year, due mainly to a decline in Reficar sales owing to the shutdowns at the crude, viscosity reduction and cracking units during the quarter.

3Figures of 2013 includes Reficar´s results for the period January-September of 2013, while for 2012 includes Reficar´s results for the period January-August of 2012 -as reported in the press release of the third quarter of 2012-. For such reason, segment results for the semesters are not comparable.

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The segment’s cost of sales during the third quarter of 2013 was 6% higher than in the same period of 2012, due principally to: 1) an increase in imports of refined products for meeting local demand and 2) the effect of the Tax Reform in the treatment of VAT (non-deductible VAT) on fixed costs.

Operating expenses were up 62% largely because of increased provisions for the payment of pensions in Ecopetrol S.A.

Total non-operating expenditure in the third quarter of 2013 was lower than the same period last year, primarily due to the lower retiree expenses, higher income due to recovery of provisions and lower social expenses.

Finally, the segment recorded a higher net loss and a lower EBITDA, primarily the result of Reficar’s lower operating results.

Transport

In the transport segment, earnings in the third quarter of 2013 increased by 46%, from COP$1.09 trillion to COP$1.59 trillion, owing largely to the fact that Ocensa and ODC (Oleoducto de Colombia) are operating as profit units and are charging commercial fees for the use of the infrastructure. Also contributing to the increase was a larger volume of crude transported, mainly by Oleoducto de Colombia, Oleoducto de los Llanos and the Ayacucho-Coveñas system.

Cost of sales increased 5% led by higher variable costs, mainly from the larger transported volume and the increase in the volume of transported heavy crude. The increases in costs were partially offset by lower fixed costs, mainly due to a lower depreciation in the Ocensa pipeline owing to the completion of depreciation of the system’s main assets.

Non-operating income improved compared to the third quarter of 2012 due primarily to the reduction in the impact of financial expenses registered in the third quarter by Ocensa as a result of the devaluation of the peso/dollar exchange rate.

Net income in the third quarter of 2013 was COP$345 billion, an increase of COP$251 billion compared with the same period last year. EBITDA amounted to COP$676 billion in the third quarter of 2013.

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III.	Operating Results

a.	Investment plan

Ecopetrol´s Capex:

Capex (US$ million)
Business Segment	3Q 2013	Allocation by segment	Jan-Sep 2013	Allocation by segment
Exploration	119.9	6.8%	265.3	5.3%
Production	703.5	39.9%	2,304.6	46.4%
Refining and Petrochemicals	88.9	5.0%	202.5	4.1%
Transportation*	173.4	9.8%	508.1	10.2%
Supply and Marketing	0.3	0.0%	0.9	0.0%
Subsidiaries**	598.5	34.0%	1,558.0	31.4%
Acquisitions	3.8	0.2%	7.2	0.1%
Corporate	74.4	4.2%	115.4	2.3%
Total	1,762.7	100.0%	4,962.0	100.0%

* These investments are recovered as costs that Cenit reimburses Ecopetrol

** Ecopetrol S.A. investments in subsidiaries, does not correspond to the total amount invested by these companies.

Ecopetrol´s capex from January to September 2013 amounted to US$4,962 million, and was allocated as follows: 1) Production (46.4%): drilling and workover; 2) contributions to affiliate and subsidiaries (31.4%): Reficar modernization project; and 3) Transport (10.2%): investment in San Fernando – Monterrey and Mid Magdalena pipelines.

b.	Exploration

Exploration in Colombia:

Ecopetrol S.A.:

Drilling in Colombia (A3) Ecopetrol S.A.

3Q 2013					Jan-Sep 2013

Type of well	Number of wells	Hydrocarbon Presence*	In evaluation	Dry	Number of wells	Hydrocarbon Presence*	In evaluation	Dry
A3	2	1	1	0	6	4	1	1

*geological success

During the third quarter 2013, Ecopetrol drilled five stratigraphic and eight appraisal wells (A1). At the close of the quarter, the exploratory well Goliat was being drilled as well as the stratigraphic wells Estracasu-3 and Iwana 1.

The following is a summary of successful exploratory well drilling in the third quarter 2013:

Ecopetrol S.A.

Type of well	Basin	Block	Well	Result
A3	Llanos	CPO-10	Guainiz-1	Hydrocarbon presence

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Hocol S.A.:

Drilling in Colombia (A3) Hocol S.A.

3Q 2013					Jan-Sep 2013
Type of well	Number of wells	Hydrocarbon Presence*	In evaluation	Dry	Number of wells	Hydrocarbon Presence*	In evaluation	Dry
A3	0	0	0	0	2	1	1	0

*geological success

During the third quarter of 2013, three stratigraphic and one appraisal well were drilled.

International exploration:

Ecopetrol América Inc:

During the third quarter of 2013, the drilling of the well Odd Job (operated by ENI and in which Ecopetrol’s interest is 20%) was completed and is undergoing evaluation. At the end of the quarter, the company was drilling the exploratory wells Deep Nansen (operated by Anadarko and in which Ecopetrol has 15% interest) and Madagascar (operated by Marathon Oil and in which Ecopetrol’s interest is 30%).

Savia:

At the end of the quarter, the company was drilling the exploratory well Colán 2x in Peru.

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c.	Production

Ecopetrol´s gross production (including interests in affiliates and subsidiaries)

Ecopetrol S.A. gross oil and gas production (mboed)	3Q 2013	3Q 2012	∆ (%)	∆ (bls)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)	∆ (bls)
Crude Oil	620.9	583.6	6.4%	37.3	616.1	586.7	5.0%	29.4
Natural Gas*	133.3	108.7	22.6%	24.6	128.5	110.1	16.7%	18.4
Total	754.2	692.3	8.9%	61.9	744.6	696.8	6.9%	47.8

Hocol (mboed)	3Q 2013	3Q 2012	∆ (%)	∆ (bls)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)	∆ (bls)
Crude Oil	20.6	23.4	(12.0%)	(2.8)	20.9	25.6	(18.4%)	(4.7)
Natural Gas	0.2	0.1	100.0%	0.1	0.2	0.3	(33.3%)	(0.1)
Total	20.8	23.5	(11.5%)	(2.7)	21.1	25.9	(18.5%)	(4.8)

Savia (mboed)	3Q 2013	3Q 2012	∆ (%)	∆ (bls)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)	∆ (bls)
Crude Oil	5.2	6.1	(14.8%)	(0.9)	5.0	6.1	(18.0%)	(1.1)
Natural Gas	1.1	1.6	(31.3%)	(0.5)	0.9	1.4	(35.7%)	(0.5)
Total	6.3	7.7	(18.2%)	(1.4)	5.9	7.5	(21.3%)	(1.6)

Equion (mboed)	3Q 2013	3Q 2012	∆ (%)	∆ (bls)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)	∆ (bls)
Crude Oil	9.6	10.4	(7.7%)	(0.8)	10.1	10.8	(6.5%)	(0.7)
Natural Gas	7.8	7.7	1.3%	0.1	7.4	7.2	2.8%	0.2
Total	17.4	18.1	(3.9%)	(0.7)	17.5	18.0	(2.8%)	(0.5)

Ecopetrol America-K2 (mboed)	3Q 2013	3Q 2012	∆ (%)	∆ (bls)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)	∆ (bls)
Crude Oil	1.5	1.3	15.4%	0.2	1.4	1.7	(17.6%)	(0.3)
Natural Gas	0.2	0.2	0.0%	0.0	0.2	0.2	0.0%	0.0
Total	1.7	1.5	13.3%	0.2	1.6	1.9	(15.8%)	(0.3)

Ecopetrol including affiliates and subsidiares	3Q 2013	3Q 2012	∆ (%)	∆ (bls)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)	∆ (bls)
Crude Oil	657.8	624.8	5.3%	33.0	653.5	630.9	3.6%	22.6
Natural Gas	142.6	118.3	20.5%	24.3	137.2	119.2	15.1%	18.0
Total Group's production	800.4	743.1	7.7%	57.3	790.7	750.1	5.4%	40.6

* Gas production includes white products

During the third quarter of 2013 the equivalent gross crude oil and natural gas production (including royalties) of Ecopetrol (including interests in affiliates and subsidiaries) increased 7.7% compared with the same period of last year.

Average production in main fields (interest of Ecopetrol)
mboed
100% ECP Assets	3Q 2013	3Q 2012	Δ (%)	Jan-Sep 2013	Jan-Sep 2012	Δ (%)
Castilla	112.0	108.4	3.4%	115.6	110.5	4.6%
Chichimene	57.4	42.6	34.6%	53.8	43.2	24.5%
Apiay	23.2	22.1	4.8%	23.1	21.2	8.8%
Assets in partnership
Rubiales	120.8	99.2	21.7%	120.8	99.2	21.8%
Quifa	37.8	22.7	66.2%	31.7	22.2	42.7%
La Cira-Infantas	23.1	22.9	1.0%	23.0	21.7	6.2%
Nare	17.1	15.4	11.3%	17.2	16.1	6.5%

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Ecopetrol S.A. production:

Heavy crude oil production increased its share to 57% during January to September of 2013 (compared to 51% in same the period of 2012). Light and medium crude production dropped compared to 2012, mainly due to the larger declines in fields.

Production per type of crude*
mbod
	3Q 2013	3Q 2012	Δ (%)	Jan-Sep 2013	Jan-Sep 2012	Δ (%)
Light	47.5	57.7	(17.6%)	49.8	61.2	(18.6%)
Medium	215.4	229.2	(6.0%)	216.2	227.7	(5.0%)
Heavy	358.0	296.7	20.7%	350.1	297.7	17.6%
Total	620.9	583.6	6.4%	616.1	586.6	5.0%

*Does not include subsidiary companies

Lifting cost of Ecopetrol S.A.:

Lifting cost per barrel (produced by Ecopetrol S.A.) in the January-September 2013 period was US$10.65 (based on the U.S. SEC methodology, which does not include royalties), US$0.13 per barrel less that in the same period of last year. This change was the net result of:

•	Higher costs from: 1) management and disposal of water; 2) the increase in subsoil operations (well service); and 3) application of the windfall profit clause which increased the cost of partnership operations: +US$0.80 / barrel.

•	Lower costs from devaluation of the Colombian peso / U.S. dollar exchange rate (-US$0.35 / barrel).

•	Lower costs from higher production: -USD0.58 / barrel.

Production of subsidiaries and companies with equity interest:

During third quarter 2013, the production fell due to:

•	Hocol : Decline in the basic production curve of the Ocelote field.

•	Equión : Decline in the basic production curve of the Piedemonte, Cusiana and Recetor fields.

•	Savia: Decline in the basic production curve of the field Lobitos, and delay in workovers and development campaigns.

d.	Refining

d.1) Barrancabermeja Refinery:

	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
Refinery runs* (mbod)	217.1	235.7	(7.9%)	217.9	218.1	(0.1%)
Utilization factor (%)	80.2%	83.4%	(3.8%)	81.4%	75.8%	7.4%

* Includes volumes loaded in the refinery, not total volumes received.

Both the refinery´s throughput and the utilization factor in the third quarter of 2013 decreased compared to the same period of last year because of lower availability of light crudes.

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At the end of the third quarter of 2013, the modernization project was 16.96% complete. During that quarter, ANLA approved the “Environmental Management Plan”. In addition, on September 16, the scheduled turnaround of the U-250 crude unit began and will last for approximately 84 days.

The Industrial Services Master Plan was 75% complete as of September 30, 2013.

Costs and margins of the Barrancabermeja Refinery

The cash operating cost of the refinery for the period from January to September 2013 was US$7.02 per barrel, US$0.84 per barrel more that in the same period of last year, which was the result of:

•	Higher costs from scheduled tornarounds: +US$1.04 per barrel.

•	Higher costs from lower throughput at the refinery: +US$0.03 per barrel.

•	Devaluation of the Colombian peso / U.S. dollar exchange rate: -US$0.23 per barrel.

	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
Refining Margin (USD/bl)	10.2	13.9	(26.6%)	11.9	11.0	8.2%

Gross refining margin in the third quarter of 2013 decreased compared to the same period of last year, owing to: 1) lower yields of valuable products (gasoline and diesel) caused by the use of heavier feedstock in the lower availability of light crudes; and 2) lower crack spreads of heavy crude oils and products.

d.2) Reficar (Cartagena Refinery):

	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
Refinery runs* (mbod)	56.5	74.1	(23.8%)	68.2	73.6	(7.3%)
Utilization factor (%)	58.6%	78.6%	(25.4%)	74.4%	66.8%	11.4%

* Includes volumes loaded in the refinery, not total volumes received.

Both the throughput and utilization factor of the refinery in the third quarter of 2013 decreased due to the turnaround at the crude plant that affected the use of the viscosity - reduction and cracking units. In addition, there was a lower availability of required feedstock for the refinery.

	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
Refining Margin (USD/bl)	(0.4)	5.7	(107.0%)	3.4	5.6	(39.3%)

Gross refining margin in the third quarter of 2013 decreased compared to the same period of last year due to a reduction in product yield because of the shutdown at the cracking and viscosity reduction plants, which have been out of service since August 30 in order to facilitate the delivery of the new refinery under safe operational conditions.

As of September 30, 2013, the expansion and modernization project was 83.1% complete. The progress in each of the work streams was as follows:

Work Streams	Percentage Complete
Detail engineering	100.0%
Procurement	99.4%
Module construction	100.0%
Construction	57.6%

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e.	Transportation

Transported volumes (mbod)	3Q 2013	3Q 2012	∆ (%)	Jan-Sep 2013	Jan-Sep 2012	∆ (%)
Crude	931.6	895.9	4.0%	943.9	912.2	3.5%
Refined Products	242.6	242.2	0.2%	240.2	234.2	2.6%
Total	1,174.2	1,138.1	3.2%	1,184.1	1,146.4	3.3%

In the third quarter of 2013, the total volume of crude transported by Cenit´s pipelines increased 4% in comparison to the same period in 2012, primarily due to the larger volumes transported through the Ayacucho-Coveñas system and the Oleoducto de Colombia. Out of the total volume of crude transported by oil pipeline, approximately 78% was owned by Ecopetrol.

As for refined products, the volumes transported during the third quarter of the year remained stable compared to the same period last year, which was the net result of: 1) a reduction in the volumes transported by the Galán-Sebastopol system and 2) an increase in volume transported by the Galán-Bucaramanga, Buenaventura-Yumbo and Cartagena-Barranquilla systems. Of the total volume transported by multipurpose pipelines, approximately 44% corresponds to naphtha and other products owned by Ecopetrol.

Project progress:

•	Bicentenario Oil Pipeline: On October 3, 2013, the filling of the oil pipeline was completed and it was ready to begin operations.

•	San Fernando – Monterrey: Mechanical construction work was completed, allowing for a future increase in the capacity of the Apiay-Monterrey section of 280 mbod. The section is expected to begin operations during the fourth quarter of 2013.

•	Costa Norte – Galán: Direct pumping from Pozos Colorados to Sebastopol, without having to enter the Barrancabermeja Refinery.

Cost per barrel transported:

Ecopetrol’s cost per barrel transported from January to September of 2013 was US$5.86 per barrel, which, compared to the results of US$3.65 per barrel during the same period last year, increase of US$2.21 per barrel, which was the result of:

•	Higher costs from: 1) the change in model of the Oil Pipeline companies from Cost Centers to Benefit Centers and, 2) greater utilization and rates of tank cars: +US$2.51/barrel.

•	Lower costs due to the higher volumes transported: -US$0.11/barrel.

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•	Lower costs associated with the devaluation of the Colombian peso against the U.S. dollar:-US$0.19/barrel.

f.	Biofuels

Ecodiesel Colombia S.A.:

Biofuel production in the third quarter of 2013 was 29,922 tons, a 2% increase in production compared to the third quarter of last year due to greater operating efficiency at the plant.

Bioenergy S.A.:

As of September 30, 2013, the Bioenergy project reached 73.5% progress (74.9% in the industrial stream and 70.3% in the agricultural stream).

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IV.	Organizational Consolidation and Corporate Governance

a.	Organizational consolidation

Health, safety and environment performance:

HSE*	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Accident frequency index (accidents per million labor hours)	0.50	0.65	0.75	0.84
Environmental incidents	12	6	22	23

*Indicator results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

The third quarter of 2013 was marked by an all-time low in the frequency accident index. However there was one fatality in the Cartagena refinery-

Science and technology:

During the third quarter of 2013, two patents were granted to Ecopetrol for refining processes:

•	Colombia: “Process for modification of zeolite by incorporating phosphorus in the crystalline structure and catalysts for oligomerization of olefins.”

•	China: “Process for reduction of vanadium traps via Impregnation and the vanadium trap produced by that process.”

b.	Corporate responsibility

Dow Jones Sustainability Index:

For a third straight year in a row, Ecopetrol S.A. was included in the Dow Jones World Sustainability Index. Ecopetrol S.A. continues to be one of the top 10% of companies with the highest sustainability performance out of a total of 2,500 publicly traded companies that are part of the Dow Jones world index.

Stakeholders:

During the third quarter of 2013, the fourth corporate responsibility forum was held, “Transparency in a sustainable environment,” that took place in Villavicencio and in Cartagena with the participation of close to 600 workers.

c.	Corporate governance

Board of directors changes:

Due to his appointment as Minister of Mines and Energy, Mr. Amilcar Acosta resigned to the Board of Directors of Ecopetrol S.A. as an independent director representing the Hydrocarbon Producer Provinces. Mr. Acosta will remain as a non-independent director, pursuant to his appointment as Minister of Mines and Energy, replacing Mr. Federico Rengifo Velez, who will no longer serve in the Board of Directors.

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V.	Third Quarter Results Conference Calls

Ecopetrol’s management will hold two webcasts to review the third quarter 2013 results:

Spanish	English
October 31, 2013	October 31, 2013
9:00 a.m. Bogota	10:30 a.m. Bogota
10:00 a.m. New York / Toronto	11:30 a.m. New York / Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the site 10 minutes in advance in order to download the necessary software. A copy of the webcast will remain available for one year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net equity. Ecopetrol is the only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its subsidiaries include: Andean Chemicals Limited, Bioenergy S.A., Bioenergy Zona Franca S.A.S., Black Gold Re Ltd., Cenit Transporte y Logística de Hidrocarburos S.A.S., Comai, Ecopetrol América Inc., Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Capital A.G., Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U., Ecopetrol Pipelines International, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A., ODL S.A., Propilco S.A., Oleoducto Bicentenario de Colombia S.A.S., Ocensa S.A., Oleoducto de Colombia, Refinería de Cartagena S.A., Santiago Oil Company and Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%) and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange under the ticker EC, and on the Toronto Stock Exchange (TSX) under the symbol ECP. The company has three business segments: 1) exploration and production 2) transport and 3) refining and petrochemicals.

Forwarding-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimate for operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the company’s future and its continuous use of capital to finance the company’s investment plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and the industry, among others; therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

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25

VI. Additional Exhibits

Unaudited Income Statement

   Ecopetrol S.A.

COP$ Million
	3Q 2013*	3Q 2012	2Q 2013*	Jan-Sep 2013*	Jan-Sep 2012
Income
Local Sales	5,244,245	4,395,549	4,756,710	14,729,405	13,622,450
Export Sales	9,306,732	8,094,825	8,955,103	26,510,016	25,690,558
Sales to free trade zone	1,123,793	1,297,320	1,211,472	3,744,799	3,940,270
Sale of Services	543,687	441,097	399,418	1,328,754	1,216,947
Total Income	16,218,457	14,228,791	15,322,703	46,312,974	44,470,225
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,985,998	3,418,725	2,852,647	9,232,248	10,521,991
Amortization and Depletion	1,003,542	869,647	926,571	2,736,280	2,421,086
Imported products	2,611,717	1,413,346	1,829,500	6,376,474	5,154,705
Hydrocarbon Transportation Services	1,315,186	479,219	1,245,019	3,282,980	1,477,459
Inventories and other	179,953	642,887	759,872	863,229	318,324

Fixed Costs
Depreciation	327,143	335,018	285,711	970,327	948,459
Contracted Services	782,251	658,733	735,225	2,070,873	1,767,171
Maintenance	403,608	412,461	369,852	1,066,708	963,222
Labor Costs	289,301	253,222	308,956	887,538	758,309
Other	301,559	281,968	333,767	872,919	709,148
Total Cost of Sales	10,200,258	8,765,226	9,647,120	28,359,576	25,039,874
Gross Profits	6,018,199	5,463,565	5,675,583	17,953,398	19,430,351
Operating Expenses
Administration	162,142	149,130	169,793	487,254	452,318
Selling and operational expenses	206,714	654,317	526,667	1,623,326	1,979,667
Exploration and Projects	151,763	109,543	72,027	292,859	367,638
Operating Income/Loss	5,497,580	4,550,575	4,907,096	15,549,959	16,630,728
Non Operating Income (expenses)
Financial Income	746,666	646,260	768,691	2,334,371	3,212,712
Financial Expenses	(734,142)	(553,118)	(739,006)	(2,064,026)	(3,199,755)
Interest expenses	(95,166)	(94,198)	(104,843)	(285,749)	(272,609)
Non Financial Income	434,431	97,576	241,950	726,675	223,253
Non Financial Expenses	(172,585)	(249,492)	(221,729)	(589,476)	(661,897)
Results from Subsidiaries	347,780	311,150	279,510	780,969	721,765

Income before income tax	6,024,564	4,708,753	5,131,669	16,452,723	16,654,197
Provision for Income Tax	2,050,732	1,461,104	1,877,863	5,729,401	5,388,017
Minority interest
Net Income	3,973,832	3,247,649	3,253,806	10,723,322	11,266,180

EBITDA	8,181,059	6,523,436	7,302,086	23,229,100	22,566,722
EBITDA MARGIN	50%	46%	48%	50%	51%
EARNINGS PER SHARE	$96.65	$78.99	$79.13	$260.80	$274.00

* Unaudited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

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Unaudited Income Statement

Ecopetrol Consolidated

COP$ Million
	3Q 2013*	3Q 2012	2Q 2013*	Jan-Sep 2013*	Jan-Sep 2012
Income
Local Sales	6,260,231	5,335,365	5,691,809	17,690,172	16,283,352
Export Sales	11,315,967	10,632,363	11,296,542	33,092,002	33,227,421
Sale of Services	551,011	588,946	607,297	1,686,311	1,583,044
Total Income	18,127,209	16,556,674	17,595,648	52,468,485	51,093,817
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,385,741	3,598,686	3,149,520	10,541,554	12,125,279
Amortization and Depletion	1,075,074	1,009,333	1,062,586	3,074,770	2,874,574
Imported products	3,508,166	2,004,992	2,502,583	8,555,824	6,980,943
Hydrocarbon Transportation Services	433,346	125,912	532,010	1,259,591	751,057
Inventories and other	286,935	1,103,893	769,533	1,030,572	371,282

Fixed Costs
Depreciation	473,219	495,401	426,633	1,325,482	1,414,485
Contracted Services	774,288	645,692	751,108	2,085,889	1,797,920
Maintenance	485,783	494,903	452,060	1,307,869	1,216,032
Labor Costs	309,046	274,959	328,989	947,679	814,372
Other	492,203	475,616	517,400	1,406,714	1,183,560
Total Cost of Sales	11,223,801	10,229,387	10,492,422	31,535,944	29,529,504
Gross Profits	6,903,408	6,327,287	7,103,226	20,932,541	21,564,313
Operating Expenses
Administration	212,700	210,919	317,246	754,377	684,145
Selling and operational expenses	289,818	598,113	575,712	1,860,751	2,015,110
Exploration and Projects	256,858	346,130	283,073	692,348	845,951
Operating Income/Loss	6,144,032	5,172,125	5,927,195	17,625,065	18,019,107
Non Operating Income (expenses)
Financial Income	1,006,251	35,947	1,072,665	3,013,121	3,984,027
Financial Expenses	(844,156)	66,783	(987,503)	(2,540,593)	(3,783,414)
Interest expenses	(124,368)	(137,064)	(144,251)	(394,162)	(415,243)
Non Financial Income	442,833	125,444	249,356	760,639	292,143
Non Financial Expenses	(207,421)	(277,365)	(235,930)	(643,158)	(712,100)

Income before income tax	6,417,171	4,985,870	5,881,532	17,820,912	17,384,520
Provision for Income Tax	2,352,725	1,595,481	2,262,057	6,609,586	5,850,569
Minority interest	203,658	163,234	211,890	531,328	375,713
Net Income	3,860,788	3,227,155	3,407,585	10,679,998	11,158,238

EBITDA	7,999,725	6,643,070	7,516,080	23,112,285	22,640,720
EBITDA MARGIN	44%	40%	43%	44%	44%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

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Balance Sheet

Unaudited

	Ecopetrol S.A.		Ecopetrol Consolidated

COP$ Million	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013

Assets
Current Assets
Cash and cash equivalents	6,751,193	2,773,625	11,620,114	6,747,229
Investments	3,505,309	767,307	4,171,440	1,693,367
Accounts and notes receivable	6,659,034	6,444,633	5,939,591	5,473,970
Inventories	2,501,544	2,326,607	3,030,178	2,857,239
Other	6,411,846	5,681,378	7,448,897	7,087,479
Total Current Assets	25,828,926	17,993,550	32,210,220	23,859,284
Non Current Assets
Investments	29,551,970	28,245,109	2,095,115	2,306,896
Accounts and notes receivable	1,588,628	1,572,514	508,702	494,725
Property, plant and equipment, net	19,338,053	18,129,412	42,737,313	40,201,203
Natural and environmental properties, Net	15,507,509	15,488,365	19,216,838	19,008,384
Resources delivered to administration	307,015	312,984	459,433	346,037
Other	17,473,539	16,682,666	28,992,324	28,104,428
Total Non Current Assets	83,766,714	80,431,050	94,009,725	90,461,673
Total Assets	109,595,640	98,424,600	126,219,945	114,320,957

Liabilities and Equity
Current Liabilities
Financial obligations	197,450	118,064	828,586	694,180
Accounts payable and related parties	14,068,292	15,586,753	15,192,306	16,577,552
Estimated liabilities and provisions	1,181,919	1,273,755	2,190,029	2,432,825
Other	5,928,649	3,970,093	7,083,919	4,758,109
Total Current Liabilities	21,376,310	20,948,665	25,294,840	24,462,666
Long Term Liabilities
Financial obligations	11,796,963	5,833,187	21,081,604	14,588,586
Labor and pension plan obligations	4,090,549	4,257,292	4,095,481	4,262,225
Estimated liabilities and provisions	4,184,757	4,187,209	4,344,392	4,351,374
Other	2,895,443	2,721,679	3,810,445	3,671,364
Total Long Term Liabilities	22,967,712	16,999,367	33,331,922	26,873,549
Total Liabilities	44,344,022	37,948,032	58,626,762	51,336,215
Minority Interest				2,973,127
Equity	65,251,618	60,476,568	64,589,165	60,011,615

Total Liabilities and Shareholders' Equity	109,595,640	98,424,600	126,219,945	114,320,957

Memorandum Debtor Accounts *	142,411,648	141,851,796	154,295,305	153,520,173
Memorandum Creditor Accounts *	129,520,719	128,626,927	134,619,675	128,739,594

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet.

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 Unaudited  Cash Flow  Statement

 Ecopetrol S.A.

COP$ million	3Q 2013 *	3Q 2012	2Q 2013*	Jan-Sep 2013*	Jan-Sep 2012

Cash flow provided by operating activities:
Net income	3,973,832	3,247,649	3,253,806	10,723,322	11,266,180
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,434,399	1,307,428	1,310,609	4,005,283	3,673,141
Foreign Exchange	27,000	21,982	(260)	(21,877)	433,506
Net Interest	36,642	15,192	45,028	109,911	(16,044)
Provision for income tax	2,050,732	1,461,104	1,877,863	5,729,401	5,388,017
Net provisions	(39,453)	351,624	234,863	303,892	776,683
Disposal of property, plant and equipment	(9,239)	14	20,140	21,649	3,618
Recovery of Property, Plant and equipment	(115,718)	-	-	(115,718)	-
Loss (gain) valuation of Investments	(6,600)	(1,162)	155,575	(1,070)	(14,320)
Loss (Income) from equity method on affiliated companies	(347,781)	(311,149)	(279,510)	(780,969)	(721,765)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(981,020)	(766,356)	(647,234)	(2,741,977)	(750,038)
Inventories	(135,316)	178,992	409,090	(119,389)	(178,712)
Deferred and other assets	158,768	279,829	(514,771)	52,108	526,745
Accounts payable and related parties	244,760	40,942	943,553	538,363	2,035,844
Taxes payable	(180,638)	(229,561)	(5,495,401)	(7,213,376)	(7,417,808)
Labor obligations	(392,919)	3,335	(126,722)	(546,703)	(305,383)
Estimated liabilities and provisions	147,077	(171,298)	151,176	318,939	39,164
Cash provided by operating activities	5,864,526	5,428,565	1,337,805	10,261,789	14,738,828

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	3,175	(2,300)	(121,223)	(118,048)	(2,300)
Purchase of investment securities	(4,552,633)	(3,521,562)	(1,882,230)	(9,908,403)	(10,251,420)
Dividends Received	31,902	32,541	48,820	80,722	32,541
Interest Received	58,524	79,006	59,815	175,838	288,653
Redemption of investment securities	909,003	4,033,291	3,872,539	8,827,726	9,736,693
Sale of property, plant and equipment	-	-	2,000	2,000	-
Sale of natural resources	-	-	100,790	100,790	-
Investment in natural and environmental resources	(860,268)	(796,722)	(1,394,922)	(2,723,307)	(2,347,904)
Additions to property, plant and equipment	(1,815,836)	(989,935)	(361,738)	(2,813,558)	(2,779,146)
Net cash generated by investing activities	(6,226,133)	(1,165,681)	323,851	(6,376,240)	(5,322,883)

Cash flows from financing activities:
Financial obligations	5,910,706	(170,002)	223,660	5,966,605	(639,174)
Capitalization	72	155,344	10	82	164,992
Dividends	(1,580,003)	(3,499,556)	(2,956,910)	(8,452,349)	(8,419,332)
Net cash used in financing activities	4,330,775	(3,514,214)	(2,733,240)	(2,485,662)	(8,893,514)

Net increase (decrease) in cash and cash equivalents	3,969,168	748,670	(1,071,584)	1,399,887	522,431
Foreign Exchange in cash and cash equivalents	8,400	2,486	60,239	91,195	(115,642)
Cash and cash equivalents at the beginning of the year	2,773,625	4,152,985	3,784,970	5,260,111	4,497,352
Cash and cash equivalents at the end of the year	6,751,193	4,904,141	2,773,625	6,751,193	4,904,141

NOTES:

* Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

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 Unaudited Cash Flow Statement

 Ecopetrol Consolidated

COP$ million	3Q 2013 *	3Q 2012	2Q 2013*	Jan-Sep 2013*	Jan-Sep 2012

Cash flow provided by operating activities:
Net income	3,860,788	3,227,155	3,407,585	10,679,998	11,158,238
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	203,658	163,234	211,890	531,328	375,713
Depreciation, depletion and amortization	1,709,340	1,738,912	1,448,949	4,832,942	5,146,127
Net provisions	(47,573)	261,764	380,080	348,778	505,673
Disposal of property, plant and equipment	93,781	-	413,618	518,147	-
Loss for disposal of property, plant and equipment	-	13	-	-	127
Loss for disposal of natural and environmental resources	-	(3,412)	-	-	78
Recovery of Property, Plant and equipment	(115,718)	-	-	(115,718)	-
Loss for disposal of other assets	9,494	3,490	-	9,494	3,490
Loss (Income) from equity method on affiliated companies	(20,851)	(15,224)	(29,785)	(56,590)	(68,759)
Net changes in operating assets and liabilities:
Accounts and notes receivable	518,859	(954,023)	(570,431)	(936,135)	(2,921,059)
Inventories	(122,534)	78,077	255,659	(234,451)	(320,274)
Deferred and other assets	(58,213)	48,745	(563,388)	(130,893)	180,555
Accounts payable and related parties	(74,587)	(2,222,230)	772,599	(101,243)	127,031
Taxes payable	1,642,627	1,261,123	(3,013,358)	(1,169,885)	(2,430,485)
Labor obligations	(383,964)	39,681	(118,798)	(552,241)	9,977
Estimated liabilities and provisions	3,693	(434,251)	313,025	588,739	(487,425)
Cash provided by operating activities	7,218,801	3,193,054	2,907,644	14,212,270	11,279,007

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	-	-	-
Purchase of investment securities	(3,203,225)	(1,159,485)	(906,782)	(7,561,657)	(8,475,196)
Redemption of investment securities	966,847	3,873,231	3,576,202	8,915,010	11,048,488
Sale of property, plant and equipment	(297)	-	103,087	102,790	-
Investment in natural and environmental resources	(1,274,641)	(1,198,543)	(2,135,411)	(4,276,458)	(3,911,387)
Additions to property, plant and equipment	(2,866,119)	(1,869,633)	(1,510,544)	(6,182,118)	(5,154,355)
Net cash used in investing activities	(6,377,435)	(354,431)	(873,449)	(9,002,433)	(6,492,451)

Cash flows financing activities:
Minority interest	-	2,939	(8,758)	-	(4,136)
Financial obligations	5,772,617	1,855,686	562,760	7,083,022	4,175,208
Capitalization	73	-	10	82	-
Dividends	(1,741,171)	(3,499,555)	(3,023,486)	(8,613,517)	(8,386,790)
Net cash used in financing activities	4,031,519	(1,640,930)	(2,469,475)	(1,530,413)	(4,215,718)

Net increase (decrease) in cash and cash equivalents	4,872,885	1,197,694	(435,280)	3,679,424	570,839
Cash and cash equivalents at the beginnig of the year	6,747,229	5,958,773	7,182,508	7,940,690	6,585,628
Cash and cash equivalents at the end of the year	11,620,114	7,156,467	6,747,229	11,620,114	7,156,467

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

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Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	3Q 2013 *	3Q 2012 *	2Q 2013*	Jan-Sep 2013*	Jan-Sep 2012*
RECONCILIATION NET INCOME TO EBITDA
Net Income	3,973,832	3,247,649	3,253,806	10,723,322	11,266,180
Depreciations, depletions and amortizations	1,434,399	1,307,428	1,310,609	4,005,283	3,673,141
Net Interest	36,643	15,192	45,028	109,911	(16,044)
Interest, Tax, Depreciations and Amortizations in subsidiaries	537,943	364,692	587,865	1,636,658	1,398,868
Other Taxes	147,510	127,371	226,915	1,024,525	856,560
Provision for income tax	2,050,732	1,461,104	1,877,863	5,729,401	5,388,017
UNCONSOLIDATED EBITDA	8,181,059	6,523,436	7,302,086	23,229,100	22,566,722

Ecopetrol Consolidated
COP$ Millions	3Q 2013 *	3Q 2012 *	2Q 2013*	Jan-Sep 2013*	Jan-Sep 2012*
RECONCILIATION NET INCOME TO EBITDA
Net income	3,860,788	3,227,155	3,407,585	10,679,998	11,158,238
Depreciations, depletions and amortizations	1,706,029	1,577,584	1,647,605	4,832,942	4,648,648
Net Interest	(78,451)	67,767	87,458	80,551	141,689
Minority interest	(104,286)	(65,441)	(152,879)	(393,002)	(314,786)
Other Taxes	262,920	240,524	264,254	1,302,210	1,156,362
Provision for income tax	2,352,725	1,595,481	2,262,057	6,609,586	5,850,569
CONSOLIDATED EBITDA	7,999,725	6,643,070	7,516,080	23,112,285	22,640,720

* Not audited

Some 2012 figures were reclassified for the sake of comparison with 2013 figures

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VII. Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited.

Exploration and Production

1.	Hocol:

Income Statement

(COP$ Billion)	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Local Sales	193.4	0.6	193.8	3.3
Export Sales	801.5	906.3	2,115.8	2,912.2
Sales of services	-	-	-	-
Total Sales	994.9	906.9	2,309.6	2,915.5
Variable Costs	692.9	569.8	1,559.5	1,921.3
Fixed Costs	93.1	102.8	272.8	315.7
Cost of Sales	786.0	672.6	1,832.3	2,237.0
Gross profit	208.9	234.3	477.3	678.5
Operating Expenses	35.7	57.6	109.3	173.5
Operating Profit	173.2	176.7	368.0	505.0
Non operating, net	(1.8)	6.3	(4.5)	41.0
Profit/(Loss) before taxes	171.4	183.0	363.5	546.0
Income tax	66.8	60.2	133.6	160.4
Net Income/Loss	104.6	122.8	229.9	385.6

TOTAL EBITDA *	282.7	281.5	678.2	910.9
EBITDA margin	28.4%	31.0%	29.4%	31.2%
EBITDA to EC GROUP**	282.7	281.5	678.2	910.9

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

(COP$ Billion)	As of September 30, 2013	As of June 30, 2013
Current Assets	1,010.2	818.5
Long Term Assets	1,953.3	1,862.3
Total Assets	2,963.5	2,680.8
Current Liabilities	567.9	382.9
Long Term Liabilities	204.6	210.8
Total Liabilities	772.5	593.7
Equity	2,191.0	2,087.1
Total Liabilities and Shareholders’ Equity	2,963.5	2,680.8

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2.	Savia Perú:

Income Statement

US$ million	III trim. 2013	III trim. 2012	Jan-Sep 2013	Jan-Sep 2012
Local Sales	92.3	111.7	265.5	351.9
Total Sales	92.3	111.7	265.5	351.9
Variable Costs	27.6	28.6	86.1	86.7
Fixed Costs	24.3	25.6	67.9	82.2
Cost of Sales	51.9	54.2	154.0	168.9
Gross profit	40.3	57.4	111.5	183.0
Operating Expenses	17.9	25.3	55.8	60.7
Operating Profit	22.3	32.1	55.7	122.3
Profit/(Loss) before taxes	22.3	32.1	55.7	122.3
Income tax	4.0	9.9	10.0	34.4
Deferred taxes	3.8	1.4	9.6	4.7
Net Income/Loss	14.5	20.8	36.2	83.3

EBITDA	46.4	56.7	122.8	202.6
EBITDA margin	50%	51%	46%	58%

Balance Sheet

US$ million	As of September 30, 2013	As of June 30, 2013
Current Assets	229.4	173.2
Long Term Assets	824.7	715.8
Total Assets	1,054.1	889.0
Current Liabilities	301.8	238.4
Long Term Liabilities	122.2	109.3
Total Liabilities	424.0	347.7
Equity	630.1	541.2
Total Liabilities and Shareholders’ Equity	1,054.1	889.0

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3.	Equion:

Income Statement

(COP$ Billion)	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Local Sales	59.7	47.0	158.5	148.6
Export Sales	401.2	539.1	1,293.8	1,511.0
Total Sales	460.9	586.1	1,452.3	1,659.6
Variable Costs	216.6	268.8	704.6	658.1
Fixed Costs	34.0	47.9	101.7	120.9
Cost of Sales	250.6	316.7	806.3	779.0
Gross profit	210.3	269.4	646.0	880.6
Operating Expenses	13.8	7.5	38.6	47.8
Operating Profit	196.5	261.9	607.4	832.8
Non operating, net	18.4	6.6	31.1	54.2
Profit/(Loss) before taxes	214.9	268.5	638.5	887.0
Income tax	70.2	66.0	250.1	283.6
Net Income/Loss	144.7	202.5	388.4	603.4

TOTAL EBITDA *	275.8	333.4	813.9	1,083.5
EBITDA margin	59.8%	56.9%	56.0%	65.3%
EBITDA to EC GROUP**	140.6	170.0	415.1	552.6

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

(COP$ Billion)	As of September 30, 2013	As of June 30, 2013
Current Assets	1,789.3	1,735.0
Long Term Assets	1,613.4	1,587.0
Total Assets	3,402.7	3,322.0
Current Liabilities	722.5	678.1
Long Term Liabilities	166.4	255.0
Total Liabilities	888.9	933.1
Equity	2,513.8	2,388.9
Total Liabilities and Shareholders’ Equity	3,402.7	3,322.0

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Refining and Petrochemical

1.	Propilco:

Sales volume (tons)	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Polypropylene	109,657.7	113,342.4	302,179.7	306,002.7
Polypropylene marketing for COMAI	2,839.3	2,561.9	8,731.9	7,946.2
Polyethylene marketing	4,349.5	3,575.7	12,284.7	9,020.5
Total	116,846.4	119,480.1	323,196.3	322,969.4

Income Statement

(COP$ Billion)	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Local Sales	190.0	152.5	523.5	473.2
Export Sales	218.5	196.7	573.9	559.3
Total Sales	408.5	349.2	1,097.4	1,032.5
Variable Costs	342.5	277.0	931.8	845.2
Fixed Costs	28.9	28.3	86.0	82.6
Cost of Sales	371.4	305.3	1,017.8	927.8
Gross profit	37.1	43.9	79.6	104.7
Operating Expenses	30.5	28.3	92.0	88.5
Operating Profit	6.6	15.6	(12.4)	16.2
Non operating, net	1.8	6.8	17.1	20.3
Profit/(Loss) before taxes	8.4	22.4	4.7	36.5
Income tax	0.6	(1.1)	2.0	(2.0)
Net Income/Loss	7.8	23.5	2.7	38.5

TOTAL EBITDA *	23.7	38.9	54.3	92.5
EBITDA margin	5.8%	11.1%	4.9%	9.0%
EBITDA to EC GROUP**	23.7	38.9	54.3	92.5

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of September 30, 2013	As of June 30, 2013
Current Assets	695.3	659.6
Long Term Assets	503.3	510.9
Total Assets	1,198.6	1,170.5
Current Liabilities	434.1	401.8
Long Term Liabilities	85.3	97.1
Total Liabilities	519.4	498.9
Equity	679.2	671.6
Total Liabilities and Shareholders’ Equity	1,198.6	1,170.5

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2.	Reficar:

Sales Volume (mbd)	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Local	43.6	47.2	46.8	45.6
International	36.2	51.7	46.7	52.0
Total	79.8	98.9	93.5	97.6

Income Statement

(COP$ Billion)	3Q 2013	3Q 2012***	Jan-Sep 2013	Jan-Aug 2012
Local Sales	982.1	920.8	2,910.7	2,486.2
Export Sales	548.4	835.0	2,475.5	2,567.9
Total Sales	1,530.5	1,755.8	5,386.2	5,054.1
Variable Costs	1,560.2	1,672.4	5,297.6	4,981.3
Fixed Costs	75.6	70.5	201.0	197.6
Cost of Sales	1,635.8	1,742.9	5,498.6	5,178.9
Gross profit	(105.3)	12.9	(112.4)	(124.8)
Operating Expenses	22.4	21.8	125.3	109.8
Operating Profit	(127.7)	(8.9)	(237.7)	(234.6)
Non Operating income	54.7	45.7	148.6	338.4
Non Operating expenses	(60.4)	(39.7)	(207.0)	(164.3)
Profit/(Loss) before taxes	(133.4)	(2.9)	(296.1)	(60.5)
Income tax	0.5	1.1	1.7	3.0
Net Income/Loss	(133.9)	(4.0)	(297.8)	(63.5)

TOTAL EBITDA*	(96.4)	25.97	(144.80)	75.00
EBITDA margin	(6.3%)	1.5%	(2.7%)	1.5%
EBITDA to EC GROUP**	(96.4)	26.0	(144.8)	75.0

* EBITDA (COLGAAP) contribution to EC group

** Total EBITDA of the company under COLGAAP

*** 3Q 2012 within May to August

Balance Sheet

COP$ Billion	As of September 30, 2013	As of June 30, 2013
Current Assets	1,842.0	1,557.9
Long Term Assets	11,757.8	10,696.6
Total Assets	13,599.8	12,254.5
Current Liabilities	1,351.6	1,601.2
Long Term Liabilities	8,153.7	7,491.7
Total Liabilities	9,505.3	9,092.9
Equity	4,094.5	3,161.6
Total Liabilities and Shareholders’ Equity	13,599.8	12,254.5

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Transport

1.	Cenit

The financial information presented corresponds to Cenit individually, recognizing application of the participation method to the earnings of the other transport companies of the business group.

Income Statement

(COP$ Billion)	3Q 2013	Jan-Sep 2013
Sales of services	658.6	1,294.5
Total Sales	658.6	1,294.5
Variable Costs	14.6	29.4
Fixed Costs	651.0	1,091.9
Cost of Sales	665.6	1,121.3
Gross profit	(7.0)	173.2
Operating Expenses	6.0	84.9
Operating Profit	(13.0)	88.3
Non operating, net	332.9	678.5
Profit/(Loss) before taxes	319.9	766.8
Income tax	2.2	33.7
Net Income/Loss	317.7	733.1

TOTAL EBITDA *	397.5	920.8
EBITDA margin	60.4%	71.1%
EBITDA to EC GROUP**	397.5	920.8

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet

COP$ Billion	As of September 30, 2013	As of June 30, 2013
Current Assets	1,205.70	626.60
Long Term Assets	16,298.60	16,220.00
Total Assets	17,504.30	16,846.60
Current Liabilities	2,652.40	2,288.40
Long Term Liabilities	51.90	43.00
Total Liabilities	2,704.30	2,331.40
Equity	14,800.00	14,515.20
Total Liabilities and Shareholders’ Equity	17,504.3	16,846.6

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Biofuels

1.	Ecodiesel

Sales volume (mboed)	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Biodiesel	2.3	2.3	2.2	2.2
Glycerin	0.2	0.2	0.2	0.2
Total	2.5	2.5	2.4	2.4

Income Statement

(COP$ Billion)	3Q 2013	3Q 2012	Jan-Sep 2013	Jan-Sep 2012
Domestic sales	78.5	119.5	215.9	254.8
Sales of services	-	-	-	-
Total Sales	78.5	119.5	215.9	254.8
Variable Costs	66.6	103.3	182.3	219.8
Fixed Costs	-	-	-	-
Cost of Sales	66.6	103.3	182.3	219.8
Gross profit	11.9	16.2	33.6	35.0
Operating Expenses	2.9	2.7	7.9	17.2
Operating Profit	9.0	13.5	25.7	17.8
Non operating, net	(2.3)	(5.6)	(5.2)	(5.6)
Profit/(Loss) before taxes	6.7	7.9	20.5	12.2
Income tax	1.4	0.1	2.0	0.1
Net Income	5.3	7.8	18.5	12.1

EBITDA	9.3	(0.7)	29.2	15.5
EBITDA margin	12%	(1%)	14%	6%

Balance Sheet

COP$ Billion	As of September 30, 2013	As of June 30, 2013
Current Assets	56.6	63.7
Long Term Assets	82.4	79.4
Total Assets	139.0	143.1
Current Liabilities	49.4	56.1
Long Term Liabilities	40.6	43.2
Total Liabilities	90.0	99.3
Equity	49.0	43.8
Total Liabilities and Shareholders' Equity	139.0	143.1

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38